Exhibit 99.1

            SIXTH CONSECUTIVE QUARTER OF REVENUE GROWTH FOR COMMTOUCH
                           DURING FOURTH QUARTER 2004

Commtouch provides fourth quarter and year end 2004 results and business updates

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)--February 7, 2005 -- Commtouch(R) (Nasdaq: CTCHC), the innovator of anti-spam solutions featuring Recurrent Pattern Detection (RPD) (TM) technology, today announced its fourth quarter and year-end results for 2004.

Revenues for the quarter grew by approximately 42%, from $415 thousand for the prior quarter to $590 thousand during the fourth quarter. In comparison, revenues for the fourth quarter 2003 were $69 thousand. Deferred revenues as at December 31, 2004 were $1,119 thousand, as compared to deferred revenues of $1,127 thousand as at September 30, 2004. Net loss for the quarter was $2,554 thousand compared to $1,833 thousand in the prior quarter and $2,890 thousand in the comparable quarter last year. Loss for the quarter included a one time, non-cash charge of $1,342 thousand in relation to the early repayment of the November 2003 convertible loan.

Revenues for the year ended December 31, 2004 grew by approximately 463% over those of fiscal year 2003 - $1,523 thousand for 2004 compared to $329 thousand in 2003. Net loss for the year ended December 31, 2004 was $7,193 thousand compared to $6,834 thousand in 2003.

Cash at December 31, 2004 was approximately $4,149 thousand compared to $4,125 thousand as of December 31, 2003. Headcount as of December 31, 2004 was at 45, up from 40 at the end of 2003.

Gideon Mantel, CEO of Commtouch, provided his insights on 2004, and the company's outlook for 2005: "Our achievements during 2004 were on multiple levels, and should provide a solid foundation for what we envision to be a successful 2005. Achievements ranged from building on our globally recognized first class technology and solidifying our patent infrastructure, to greatly expanding our international distribution channels and base of OEM partners. The secure messaging market remains in an expansion mode and doors to ever intriguing business opportunities continue to open."

Business Updates

     1. Commtouch registered its sixth consecutive quarter of revenue growth in the fourth quarter of 2004.

     2. We anticipate a healthy growth in revenues for the first quarter of 2005, with a significant portion being attributable to our OEM partners. We also anticipate continued expense reductions in the first quarter.

     3. The company's ability to achieve revenue growth while reducing fourth quarter expenses reinforces the company's belief in the scalability of its business model.


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

     4. As malware and virus related damage grows increasingly costly for organizations of all sizes, current messaging security solutions will be in need of enhancements. The company, having anticipated the demand for such enhancements, will release in the first quarter of 2005 its new virus outbreak protection (zero day detection) product, and anticipates sales of the product to both existing and new customers.

     5. The company believes that its patent strategy is moving in the right direction, and that in 2005, it will be able to initiate a patent licensing program for the registered patent it purchased during 2004.

     The secure messaging industry, of which Commtouch is a part, continues to grow at an accelerated pace. This interest is not expected to abate in the next few years and Commtouch, while committed to the steady expansion of its business, will remain alert to new opportunities that may allow for accelerated growth and a resultant increase in shareholder value.


About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCHC) is dedicated to protecting and preserving the integrity of the world's most important communications tool - email. A global developer and provider of proprietary anti-spam solutions, Commtouch has an installed base of over 25 million users. The company's core technologies, including RPD(TM) - Recurrent Pattern Detection, reflect Commtouch's 14 years of experience developing messaging software. Commtouch solutions are incorporated into OEM applications and are also sold through channels and resellers. Commtouch is headquartered in Netanya, Israel and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the failure to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the text of this press release or the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

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


Recurrent Pattern Detection and RPD are trademarks and Commtouch is a registered trademark of Commtouch Software Ltd.


--------------------------------------------------------------------------
Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2000


                                     ######


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


                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)



                                                       December 31, December 31,
                                                           2004        2003*
                                                          -----        -----
Assets
Current Assets:
 Cash and cash equivalents ............................    $4,149      $4,125
 Trade receivables ....................................        16          92
 Prepaid expenses .....................................        89          99*
 Receivables on account of shares .....................      --           955
 Other accounts receivable ............................        22          15
                                                           ------      ------
 Total current assets .................................     4,276       5,286
                                                           ------      ------
Long-term lease deposits ..............................        53          34*
Equity investment in Imatrix ..........................       248         339
Deferred charges ......................................      --           353*
Severance pay fund ....................................       484         391
Property and equipment, net ...........................       337         452
                                                           ------      ------
                                                           $5,398      $6,855
                                                           ------      ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable .....................................       245         451*
 Employees and payroll accruals .......................       462         418
 Accrued expenses and other liabilities ...............       415         376
 Deferred revenue .....................................     1,119         222
                                                           ------      ------
 Total current liabilities ............................     2,241       1,467
                                                           ------      ------

 Convertible loan .....................................      --         2,134
 Shares to be registered upon exercise of warrants ....      --           372
 Accrued severance pay ................................       564         425
                                                           ------      ------
                                                              564       2,931
                                                           ------      ------
 Shareholders' equity .................................     2,593       2,457
                                                           ------      ------
                                                           $5,398      $6,855
                                                           ======      ======

         * Reclassified to conform to current period presentation


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



                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)



                                                         Three Months ended       Twelve Months ended
                                                         ------------------       -------------------
                                                        Dec. 31      Dec. 31      Dec. 31      Dec. 31
                                                         2004         2003         2004         2003
                                                       --------     --------     --------     --------

 Revenues .........................................    $    590     $     69     $  1,523     $    329

 Cost of revenues .................................         162          134          637          581
                                                       --------     --------     --------     --------
Gross profit (loss) ...............................         428          (65)         886         (252)
                                                       --------     --------     --------     --------
Operating expenses:
 Research and development, net ....................         412          381        1,467        1,476
 Sales and marketing ..............................         779          738        3,691        1,875
 General and administrative .......................         486          291        1,921        1,626
 Repayment of notes receivables ...................        --           (318)        --           (318)
 Amortization of stock-based employee deferred
compensation ......................................        --             58           30          247
                                                       --------     --------     --------     --------
 Total operating expenses .........................       1,677        1,150        7,109        4,906
                                                       --------     --------     --------     --------
Operating loss ....................................      (1,249)      (1,215)      (6,223)      (5,158)
 Interest and other expense, net ..................      (1,278)      (1,684)        (880)      (1,967)
 Equity Income (Loss) .............................         (27)           9          (90)         291
                                                       --------     --------     --------     --------
Net loss ..........................................    $ (2,554)    $ (2,890)    $ (7,193)    $ (6,834)
                                                       ========     ========     ========     ========

Basic and diluted net loss per share ..............    $  (0.06)    $  (0.10)    $  (0.18)    $  (0.28)
                                                       ========     ========     ========     ========

Weighted average number of shares used in computing
 basic and diluted net loss per share .............      44,357       28,754       40,407       24,573
                                                       ========     ========     ========     ========


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